UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)


                               Quadrax Corporation
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                                (Name of Issuer)

                   Common Stock, par value $.000009 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   74731J 10 9

                                 (CUSIP Number)

                              Henry I Rothman, Esq.
                       Parker Chapin Flattau & Klimpl, LLP
                           1211 Avenue of the Americas
                            New York, New York 10036
                                 (212) 704-6000

--------------------------------------------------------------------------------
(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 16, 1999
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

---------------------------  -------------------------  ------------------------
CUSIP NO. 74731J 10 9                  SCHEDULE 13D            PAGE 2 OF 7 PAGES
         --------------                                            ---  ---
---------------------------  -------------------------  ------------------------
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    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            E.B. Acquisition, L.L.C.
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------

    3       SEC USE ONLY
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    4       SOURCE OF FUNDS*

            WC
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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      NUMBER OF            7      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                 12,250,000
       OWNED BY            -----------------------------------------------------
         EACH
      REPORTING            8      SHARED VOTING POWER
        PERSON
         WITH                              0
                           -----------------------------------------------------

                           9      SOLE DISPOSITIVE POWER

                                  12,250,000
                           -----------------------------------------------------

                           10     SHARED DISPOSITIVE POWER

                                           0

--------------------------------------------------------------------------------

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            12,250,000
--------------------------------------------------------------------------------

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            49.00%,
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14          TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------

---------------------------  -------------------------  ------------------------
CUSIP NO. 74731J 10 9                  SCHEDULE 13D            PAGE 3 OF 7 PAGES
         --------------                                            ---  ---
---------------------------  -------------------------  ------------------------
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            David Bistricer

--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------

    3       SEC USE ONLY
--------------------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            PF
--------------------------------------------------------------------------------

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------

      NUMBER OF            7      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                 0
       OWNED BY            -----------------------------------------------------
         EACH
      REPORTING            8      SHARED VOTING POWER
        PERSON
         WITH                     12,250,000
                           -----------------------------------------------------

                           9      SOLE DISPOSITIVE POWER

                                  0
                           -----------------------------------------------------

                           10     SHARED DISPOSITIVE POWER

                                  12,250,000
--------------------------------------------------------------------------------

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            12,250,000
--------------------------------------------------------------------------------

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            49.00%,
--------------------------------------------------------------------------------

14          TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

---------------------------  -------------------------  ------------------------
CUSIP NO. 74731J 10 9                  SCHEDULE 13D            PAGE 4 OF 7 PAGES
         --------------                                            ---  ---
---------------------------  -------------------------  ------------------------
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    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Nachum Stein
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------

    3       SEC USE ONLY

--------------------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            PF
--------------------------------------------------------------------------------

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Unites States of America
--------------------------------------------------------------------------------

      NUMBER OF            7      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                 0
       OWNED BY            -----------------------------------------------------
         EACH
      REPORTING            8      SHARED VOTING POWER
        PERSON
         WITH                     12,250,000
                           -----------------------------------------------------

                           9      SOLE DISPOSITIVE POWER

                                  0
                           -----------------------------------------------------

                           10     SHARED DISPOSITIVE POWER

                                  12,250,000

--------------------------------------------------------------------------------

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            12,250,000
--------------------------------------------------------------------------------

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            49.00%,
--------------------------------------------------------------------------------

14          TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

ITEM 1                     SECURITY AND ISSUER


Item 1(a)                  Name of Issuer:

                           Quadrax Corporation ("Quadrax")

Item 1(b)                  Address of Issuer's Principal Executive Offices:

                           618 Main Street, P.O. Box 1001
                           West Warwick, Rhode Island 02893.


ITEM 2                     IDENTITY AND BACKGROUND.


Item 2(a)                  Name of Persons Filing:

                           (i)      E.B. Acquisition, L.L.C. ("E.B.");

                           (ii)     Nachum Stein ("Stein"); and

                           (iii) David Bistricer ("Bistricer") (collectively, the "Reporting Persons")


                           E.B. is organized under the laws of New York. The 12,250,000 shares of common stock owned by E.B. (the "Shares") may be deemed to be beneficially owned by
                           (i) E.B.; (ii) Stein; and (iii) Bistricer. The member-managers of E.B. are Stein and Bistricer. Stein and Bistricer are the sole managers, officers and members of E.B.

Item 2(b)                  Address of Principal Business Office of the Reporting
                           Persons is:

                           444 Madison Ave., Suite 501, New York , NY 10022

Item 2(c)                  Principal Business:

                           The principal business of E.B. is that of a private investment limited liability company engaged in the purchase and sale of securities for investment for its own account. The principal business of Stein and Bistricer is to serve as investors and member-managers of E.B.

Item 2(d)                  Criminal Proceedings:

                           During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


Item 2(e)                  Civil Proceedings:

                           During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


Item 2(f)                  Citizenship:

                           Stein and Bistricer are United States Citizens.

ITEM 3                     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                           The source of the funds is from the working capital of E.B. Under the Second Amended Plan of Reorganization of E.B. Acquisition, L.L.C., filed jointly with the debtor Quadrax Corporation (the "Plan") as confirmed by Judge Arthur N. Votolato, United States Bankruptcy Court for the District of Rhode Island, dated October 22, 1999, Quadrax is issuing the Shares to E.B., for payment of $100,000. Quadrax is also issuing a note obligation in the amount of $2,450,000 to E.B., repayable two years from the Plan's effective date, bearing interest payments equaling 8% per annum until maturity, the interest being payable monthly.


ITEM 4                     PURPOSE OF TRANSACTION.

                           E.B. is acquiring the Shares for its own account for investment and not with a view to, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the same.

                           Except as otherwise set forth herein, and except for the activities of Stein and Bistricer on behalf of Quadrax in their positions as directors, the Reporting Persons have no plans or proposals which relate to or would result in: (a) the acquisition or disposition by any Reporting Person of additional securities of Quadrax or disposition of securities of Quadrax, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Quadrax, (c) a sale or transfer of a material amount of assets of Quadrax or any of its subsidiaries, (d) any change in the present board of directors or management of Quadrax, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of Quadrax, (f) any other material change in Quadrax's business or corporate structure, (g) any change in Quadrax's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Quadrax by any person, (h) a class of securities of Quadrax to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of Quadrax becoming eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above. However, as investors, the Reporting Persons review from time to time the performance of all of their investments, including, but not limited to, the securities of Quadrax and may, subsequent to the filing date, acquire or dispose of securities of Quadrax.


ITEM 5.                    INTEREST IN SECURITIES OF THE ISSUER.

Item 5 (a)                 Amount beneficially owned:

                           E.B. owns directly the Shares, comprising 49% of the outstanding shares of Common Stock. Stein and Bistricer own no shares directly. By reason of the provisions of rule 13(d)-3 under the Securities and Exchange Act of 1934, Stein and Bistricer may be deemed to own beneficially all of the Shares.

Item 5 (b)                 Voting Power:

                           E.B. has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of the Shares, which power may be exercised by Stein and Bistricer, as the member-managers of E.B, who together have shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of the Shares.

Item 5 (c)                 Transactions:

                           Under the Plan, Quadrax is issuing 12,250,000 shares of common stock to E.B., for payment of $100,000, for a price per share of .008 cents (rounded).

Item 5 (d)                 Dividends:

                           Not applicable.


ITEM 6.                    CONTRACTS,     ARRANGEMENTS,     UNDERSTANDINGS    OR
                           RELATIONSHIPS  WITH  RESPECT  TO  SECURITIES  OF  THE
                           ISSUER.

                           Under the Common Stock Purchase Agreement ("Purchase Agreement") dated as of December 16, 1999, by and among Quadrax and E.B., E.B. may not sell or transfer the Shares until one year after the date of the Purchase Agreement. Except as stated in the preceding sentence, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to securities issued by Quadrax, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees or profits, divisions on profit on loss or the giving or withholding of proxies.


ITEM 7.                    MATERIAL TO BE FILED AS EXHIBITS.

                           Exhibit 1:
                           Second Amended Plan of Reorganization, dated October 22, 1999, of E.B. Acquisition, L.L.C. filed jointly with the debtor Quadrax Corporation as confirmed by Judge Arthur N. Votolato, United States Bankruptcy Court for the District of Rhode Island

                           Exhibit 2:
                           Common Stock Purchase Agreement, dated as of December 16, 1999, by and among Quadrax and E.B.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, We certify that the information set forth in this statement is true, complete and correct.


Dated: February 1, 2000

                                              E.B. Acquisition, L.L.C.

                                              By: its member-manager


                                              /s/ Nachum Stein
                                              --------------------------------
                                                Name: Nachum Stein


                                              /s/ Nachum Stein
                                              --------------------------------
                                                  Nachum Stein


                                              /s/ David Bistricer
                                              --------------------------------
                                                  David Bistricer